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                           May 3, 2023

       Christopher Dewey
       Chief Executive Officer
       MedTech Acquisition Corp
       48 Maple Avenue
       Greenwich, CT 06830

                                                        Re: MedTech Acquisition
Corp
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed April 21,
2023
                                                            File No. 333-269138

       Dear Christopher Dewey:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 28, 2023 letter.

       Amendment No. 2 to Form S-4 Filed on April 21, 2023

       TriSalus' Business
       MD Anderson Cancer Center, page 224

   1. We note your response to comment 8 and your revised disclosure stating that you will pay
                                                        $10.0 million to MD
Anderson Cancer Center in collaboration funding under the
                                                        agreement and that you
have already paid $4 million. Please revise your disclosure to clarify when and on
what basis future payments will be made. For example, clarify whether payments will
be made in accordance with the achievement of certain milestones or on specific
timelines.
 Christopher Dewey
FirstName  LastNameChristopher Dewey
MedTech Acquisition Corp
Comapany
May  3, 2023NameMedTech Acquisition Corp
May 3,
Page 2 2023 Page 2
FirstName LastName
Intellectual Property, page 233

2. We note your response to comment 11. Please revise your disclosure here to clarify when will be "the expiration of the last-to-expire claim of an issued and unexpired patent relating to SD-101 that claims such product (or compound contained therein) or the manufacture or use thereof in the applicable country of sale."
3. We note your response to comment 10 and your revised disclosure here stating that "[a]ll of TriSalus' granted US and foreign patents that relate to composition of matter for SD-
         101 will expire in December 2023." Please revise your disclosure to clearly state the number of patents with respect to SD-101 that have expiration dates past December 2023 and the type of patent protection, expiration dates and jurisdiction of each. Additionally, provide expiration dates for your jointly-owned patents. You also state that "[a]ny patents issuing from the pending patent applications (or in the case of priority applications, if issued from future non-provisional applications that we file) are expected to expire between 2023 and 2043." Please revise to state how many patents would have expiration dates past 2023, the type of patent protection, expected expiration dates and jurisdiction of each. Finally, ensure expiration dates are provided for all granted patents, including with respect to TriNav, PEDD and PVRI.
Unaudited Pro Forma Condensed Combined Balance Sheet, page 266

4. With reference to Note (A), Note (B) and Note (G), please expand and reconcile the pro forma adjustment such as preferred shares issued, additional paid in capital recorded and all other related adjustments to the issuance of Series B-2 and Series B-3 preferred shares.
         We note your disclosures on page 263 related to Other Financing and Related events.
Exhibits

5. It appears certain exhibits have been redacted pursuant to Item 601(b)(10)(iv) of
         Regulation S-K, not just Item 601(a)(5) of Regulation S-K as currently stated on the exhibit index. Please mark the exhibit index to indicate that portions of certain specified exhibits have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.
 Christopher Dewey
FirstName  LastNameChristopher Dewey
MedTech Acquisition Corp
Comapany
May  3, 2023NameMedTech Acquisition Corp
May 3,
Page 3 2023 Page 3
FirstName LastName
       You may contact Christie Wong at 202-551-3684 or Al Pavot at 202-551-3738 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at 202-551-4511 or Margaret Schwartz at 202-551-7153 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:      Kevin Shuler